UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 1-32422

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
Windstream 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:
Windstream Holdings, Inc.
4001 Rodney Parham Road
Little Rock, Arkansas 72212

WINDSTREAM 401(k) PLAN
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014	2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2015	3

Notes to Financial Statements	4-12

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015	13

Signature	14

Exhibits:

Index of Exhibits	15

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable or not required.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Windstream 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Windstream 401(k) Plan (the "Plan") at December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Supplemental Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, Supplemental Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Little Rock, Arkansas
June 22, 2016

WINDSTREAM 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31,

	2015	2014
ASSETS:
Cash	$1,175,099	$1,520,152

Investments, at fair value:
Communication Sales & Leasing, Inc. common stock	28,858,631	—
Windstream Holdings, Inc. common stock	13,809,094	60,142,792
Common collective trust funds	60,796,737	95,204,532
Money market fund	87,891,344	92,226,058
Mutual funds	582,838,141	575,232,907
Participant brokerage accounts	3,229,495	2,877,811
Total investments	777,423,442	825,684,100

Receivables:
Employer contribution	24,594,420	21,940,453
Notes receivable from participants	21,369,663	21,059,806
Accrued dividends	1,236,284	1,710,173
Due from broker	380,993	372,464
Total receivables	47,581,360	45,082,896

NET ASSETS AVAILABLE FOR BENEFITS	$826,179,901	$872,287,148

The accompanying notes are an integral part of these financial statements.

WINDSTREAM 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the year ended December 31, 2015

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Dividend income	$38,476,654
Other income	679,447
Net depreciation in fair value of investments	(63,383,368)
Net investment loss	(24,227,267)

Interest income on notes receivable from participants	1,138,991

Contributions:
Employer	24,667,567
Employee	48,582,104
Employee rollovers	2,559,362
Total contributions	75,809,033

Total additions	52,720,757

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefit payments and withdrawals	98,320,037
Administrative expenses	632,398
Total deductions	98,952,435
Net decrease	(46,231,678)

Transfer from other plan	124,431

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year, January 1, 2015	872,287,148
End of year, December 31, 2015	$826,179,901

The accompanying notes are an integral part of this financial statement.

WINDSTREAM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

1. Plan Description:

The following brief description of the Windstream 401(k) Plan (the "Plan"), and the administration thereof, is provided for general information purposes only. Participants should refer to the Plan document or the Summary Plan Description ("SPD") for a more complete and comprehensive description of the Plan's provisions. Any discrepancies between the formal Plan document and the SPD will be resolved in favor of the formal Plan document.

Change in Organizational Structure of Plan Sponsor

Windstream Holdings, Inc. ("Windstream Holdings") is a publicly traded holding company and the parent of Windstream Services, LLC ("Windstream Services"), formerly Windstream Corporation ("Windstream Corp."). Effective February 28, 2015, Windstream Corp. was converted to a limited liability company. As a result of this entity conversion, all issued and outstanding common stock of Windstream Corp. held by Windstream Holdings was converted into a 100 percent interest in Windstream Services. Following the entity conversion, Windstream Services remained the Plan Sponsor. Unless the context requires otherwise, the use of the terms "Windstream" or the "Company" shall refer to Windstream Holdings and its subsidiaries, including Windstream Services.

General

The Plan is a defined contribution employee benefit plan which includes a cash or wage deferral arrangement that covers eligible bargaining and non-bargaining employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Administration

The Plan is administered by the Windstream Benefits Committee (the "Administrator") which is comprised of the following members of management of Windstream: the Chief Executive Officer, Chief Financial Officer, Chief Human Resource Officer, and Director of Benefits. Members are appointed by the Board of Directors of Windstream. Merrill Lynch Trust Company, FSB ("Merrill Lynch" or the "Trustee") is the trustee and custodian of Plan assets. Additionally, Merrill Lynch & Company, Inc. provides recordkeeping and administrative services to the Plan.

Participation

Eligible non-bargaining employees may participate immediately. Certain eligible bargaining employees may participate in the Plan, to the extent specifically provided for in their collective bargaining agreement. Prior service with certain other companies may count toward the service requirements of the Plan. Each eligible employee is also allowed to make certain rollover contributions to the Plan immediately upon employment with the Company as governed by the Internal Revenue Code of 1986, as amended (the "Code"). Individuals who are not eligible to participate include leased employees, employees covered by a collective bargaining agreement where retirement benefits were the subject of good faith bargaining (unless the collective bargaining agreement where the employees are covered specifically provides for coverage under the Plan), persons not classified as an employee, and nonresident aliens with no U.S. income.

Plan Contributions

Each year, participants may contribute up to 50 percent of their pretax annual eligible compensation to the Plan, as defined in the Plan document. Participant contributions are subject to certain dollar limitations established by the Internal Revenue Service (the "IRS") each year. The annual deferral limits for the Plan are in accordance with the IRS limitations.

Eligible participants who will attain fifty (50) years of age prior to the end of the applicable Plan year are eligible to make catch-up contributions in accordance with, and subject to the limitations of Section 414(v) of the Code. Employee contributions are funded to the Plan by Windstream in the period that payroll deductions are made from Plan participants in accordance with the participant's deferral election.

WINDSTREAM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

1. Plan Description, Continued:

Except as discussed in the succeeding two paragraphs, the Company makes matching contributions to the Plan in an amount equal to 100 percent of the first 3 percent of each participant's eligible compensation contributed to the Plan, plus 50 percent of the next 2 percent of each participant's eligible compensation contributed to the Plan. The Company's matching contribution is calculated and made as soon as administratively practicable following the end of the Plan year. The Company's matching contributions may be paid in cash or Windstream Holdings common stock at the election of the Company. Contributions of Windstream Holdings common stock will be invested in the Windstream Holdings Common Stock Fund. Once the contribution is made, participants may transfer the amount contributed to other investment options within the Plan immediately, except for the CS&L Stock Fund as further discussed in Note 3.

The Company annually makes matching contributions in an amount equal to 50 percent of the first 6 percent of eligible compensation contributed to the Plan for participants covered by certain collective bargaining agreements with Valor Telecommunications of Texas, LLC, who were hired prior to March 1, 2014. The Company may also make, at its sole discretion, an additional discretionary matching contribution. No such contribution was made for the year ended December 31, 2015.

Prior to June 14, 2015, each pay period, the Company made matching contributions in an amount equal to 50 percent of the first 6 percent of eligible compensation contributed to the Plan for participants covered by certain collective bargaining agreements with Windstream Iowa Telecommunications, Inc. Subsequent to June 14, 2015, the Company makes matching contributions to the Plan in an amount equal to 100 percent of the first 3 percent of eligible compensation contributed to the Plan, plus 50 percent of the next 2 percent of eligible compensation to the Plan. Such participants are also eligible for an additional Company contribution of 3 percent of the participant's eligible compensation if they are not a participant in any other Company-sponsored defined benefit plan.

Participant Accounts and Investment Options

Each participant's account is credited with the participant's contributions and related employer matching and discretionary contributions, if any, as well as the participant's share of the Plan's earnings and any related administrative expenses. The participant contributions are invested according to a participant's investment election. If no investment election has been made, the contributions are invested in a manner deemed appropriate by the Administrator. The Plan's earnings and administrative expenses, if applicable, are allocated to participants' accounts based upon participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Plan participants may direct their contributions among the various investment options offered by the Plan, which include a participant-directed brokerage account. The Merrill Lynch Self-Direct Brokerage Account allows participants to invest in over 2,200 Merrill Lynch mutual funds. The Plan also provides its participants the option to invest in the Company's common stock at the participants' election. The Plan places no restrictions on the participants' ability to change this investment option.

Vesting, Benefits and Payments

Participants are immediately fully vested in their employee contributions and matching employer contributions to the Plan and the accumulated earnings thereon. There were no material forfeitures created during the year ended December 31, 2015. Under terms of the Plan document, forfeitures can be used to pay Plan expenses or can be used to reduce future Company contributions. There were no material forfeitures available for future use at December 31, 2015 or 2014.

Participants or their beneficiaries, as applicable, are entitled to receive distribution of their Plan account when they retire, become permanently disabled, upon death or upon separation from service with the Company. The Plan provides benefits upon early retirement between ages 55 and 65.

Participants may elect upon termination of employment to defer payment of their account balance if it exceeds $1,000. If a participant's account balance is equal to or less than $1,000, the account will be automatically distributed. All distributions will be made in the form of a lump-sum payment, unless the distribution is in accordance with a grandfathered provision from a prior plan that merged into the Plan. Effective January 1, 2015, if a participant's account balance is between $1,001 and $5,000, the Company will rollover the account balance into a Merrill Lynch individual retirement account following termination if the employee does not rollover the investment into another qualified retirement plan or take a distribution following termination.

WINDSTREAM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

1. Plan Description, Continued:

A participant may elect to have a portion of their account invested in Windstream Holdings common stock to be distributed in shares of Windstream Holdings common stock. Additionally, actively employed participants may withdraw certain funds from their Plan account with the approval of the Administrator, for "hardship" reasons as defined by the IRS. Participants may also receive an in-service withdrawal of a portion of their vested account balance on or after attaining age 59 1/2. In addition, participants may withdraw voluntary after-tax and rollover contributions at any time.

Plan Termination

While it has not expressed any intention to do so, the Plan Sponsor has the right to terminate the Plan. In the event that the Plan is terminated, participants will become fully vested and shall be entitled to receive the entire amount of his/her account balance in accordance with the Plan provisions. Participants in the Plan are entitled to certain rights and protections under ERISA.

2. Summary of Significant Accounting Policies:

Basis of Presentation and Use of Estimates

The accompanying financial statements have been prepared on the accrual basis of accounting reported in accordance with accounting principles generally accepted in the United States of America.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Administrator to make estimates and assumptions that affect the amount of assets, liabilities, income and expenses, and disclosures of certain contingent assets and liabilities reported or disclosed in the financial statements. The estimates and assumptions used in preparing the accompanying financial statements are based upon the Administrator's evaluation of the relevant facts and circumstances as of the dates of the financial statements. Actual results may differ from these estimates and assumptions used in preparing the accompanying financial statements and such differences could be material.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Administrator determines the Plan's valuation policies utilizing information provided by its investment advisers and custodians. See Note 4 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Gains and losses on sales of investment securities are determined based on the specific identification method. Net depreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

WINDSTREAM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies, Continued:

Plan Expenses

As outlined in the Plan document, certain expenses related to the Plan's operations are paid from the Plan's assets and are included in administrative expenses. Administrative costs paid directly by Windstream are not reflected in the Plan's financial statements. Certain administrative expenses of the Plan are paid through revenue sharing arrangements between the Plan's investment funds and the Plan's trustee, and through fees deducted directly from participant accounts. Revenue sharing and sub transfer fees are credited directly into the Plan's trust accounts and are reported in the Plan's financial statements as other income. The Plan allocates fee income into the accounts of those participants investing in those funds that have revenue sharing arrangements. Investment related expenses are included in net depreciation in fair value of investments.

Recently Issued Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2015-07, "Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent) ". This ASU removes the requirement to make certain disclosures as well as categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value ("NAV") per share practical expedient. The amendments in ASU 2015-07 are effective for public entities for interim and annual periods beginning after December 15, 2015. The amendment is required to be applied retrospectively and early adoption is permitted. The Plan has elected to adopt the ASU for the year ended December 31, 2015. Other than the changes to certain disclosures, the adoption of this standard did not have a material impact on the Plan's financial statements.

In July 2015, the FASB issued ASU No. 2015-12, "Plan Accounting: Defined Benefit Pension Plans, Topic 960; Defined Contribution Plans, Topic 962; and Health and Welfare Benefit Plans, Topic 965". This ASU eliminates the current requirements for plans to disclose individual investments that represent five percent or more of net assets available for benefits, and the net appreciation or depreciation for investments by general type for both participant-directed investments and nonparticipant-directed investments. It also allows investments to be disaggregated by general type and eliminates the requirement to disaggregate investments by class. Further, significant investment strategies for an investment in a fund that files a U.S. Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, as a direct filing entity when the plan measures that investment using the NAV per share practical expedient are no longer required. The provisions of this ASU are effective for financial statements issued for fiscal years beginning after December 15, 2015 and is to be applied retrospectively with early adoption permitted. The Plan has elected to adopt this ASU for the year ended December 31, 2015. Other than the elimination of the above noted disclosures, the early adoption of this standard did not have a material impact on the Plan's financial statements.

3. Spin-off of Certain Network and Real Estate Assets and Reverse Stock Split:

On April 24, 2015, Windstream Holdings completed the spin-off of certain telecommunications network assets, including fiber and copper networks and other real estate, into an independent, publicly traded real estate investment trust. Pursuant to the plan of distribution and immediately prior to the effective time of the spin-off, Windstream Services contributed the network assets and its consumer competitive local exchange business to Communications Sales & Leasing, Inc. ("CS&L"), a wholly owned subsidiary of Windstream Holdings, in exchange for among other consideration the issuance to Windstream Services of CS&L common stock of which 80.4 percent of the shares were distributed on a pro rata basis to Windstream Holdings' stockholders, with Windstream Services retaining a passive ownership interest in approximately 19.6 percent of the common stock of CS&L. After giving effect to the interest in CS&L retained by Windstream Services, each Windstream Holdings shareholder, including participants in the Plan, received one share of CS&L for every five shares of Windstream Holdings common stock held as of the record date of April 10, 2015 in the form of a tax-free dividend. No fractional shares were distributed in connection with the spin-off, with a cash payment being made in lieu of any fractional shares. The number of Windstream Holdings' common shares outstanding did not change as a result of the spin-off.

WINDSTREAM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

3. Spin-off of Certain Network and Real Estate Assets and Reverse Stock Split, Continued:

Shares of CS&L common stock issued to Plan participants have been invested in a newly established CS&L Stock Fund. No additional investments into this fund from contributions or investment transfers are permitted, although dividends paid on the CS&L common stock will be automatically reinvested into the CS&L Stock Fund. Participants are required to liquidate their investment in the CS&L Stock Fund during the period ending approximately 18 months following the spin-off. If a participant does not liquidate his/her investment in the CS&L Stock Fund during the prescribed period, the investment will be transferred to the Plan's qualified default investment alternative, the Vanguard Target Retirement Date Fund that most closely matches the year the participant would retire, assuming a retirement age of 65. Other than the issuance of the CS&L common stock to Plan participants, no other changes to the provisions of the Plan or administration thereof occurred as a result of the spin-off.

Effective April 26, 2015, Windstream Holdings effected a reverse stock split of its outstanding common stock at a ratio of one-for-six (the "reverse stock split"). As a result of the reverse stock split, the number of shares of Windstream Holdings common stock held by the Plan was reduced from 9,759,798 shares to 1,626,567 shares.

4. Investments:

Investment Valuation and Income Recognition

The Plan's investments are carried at fair value. Fair value of financial and non-financial assets and liabilities is defined as an exit price, representing the amount that would be received to sell an asset or transfer a liability in an orderly transaction between market participants. Authoritative guidance defines the following three tier hierarchy for assessing the inputs used in fair value measurements:

Level 1 - Quoted prices in active markets for identical assets or liabilities
Level 2 - Observable inputs other than quoted prices in active markets for identical assets or liabilities
Level 3 - Unobservable inputs

Assets and liabilities are classified into the hierarchy in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels. The valuation techniques used may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The fair values of the Plan's investments were determined using the following inputs at December 31, 2015:

		Quoted Price	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Fair
	Value	Level 1	Level 2	Level 3
CS&L common stock (a)	$28,858,631	$28,858,631	$—	$—
Windstream Holdings common stock (a)	13,809,094	13,809,094	—	—
Total common stock	42,667,725	42,667,725	—	—
Mutual funds (b)	582,838,141	582,838,141	—	—
Money market fund (c)	87,891,344	—	87,891,344	—
Participant-directed brokerage accounts (b)	3,229,495	3,229,495	—	—
Other investments measured at NAV:
Common collective trust funds (d)	60,796,737	—	—	—
Total investments (e)	$777,423,442	$628,735,361	$87,891,344	$—

WINDSTREAM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

4. Investments, Continued:

The fair values of the Plan's assets were determined using the following inputs at December 31, 2014:

		Quoted Price	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Fair
	Value	Level 1	Level 2	Level 3
Windstream Holdings common stock (a)	$60,142,792	$60,142,792	$—	$—
Mutual funds (b)	575,232,907	575,232,907	—	—
Participant-directed brokerage accounts (b)	2,877,811	2,877,811	—	—
Money market fund (c)	92,226,058	—	92,226,058	—
Other investments measured at NAV:
Common collective trust funds (d)	95,204,532	—	—	—
Total investments (e)	$825,684,100	$638,253,510	$92,226,058	$—

(a)	Shares of CS&L and Windstream Holdings common stock are valued at their quoted market price on the last business day of the year.

(b)	Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end based on their quoted market price on the last business day of the year.

(c)
The money market fund is valued based on the fair value of the underlying assets held by the fund divided by the number of units outstanding as of the valuation date.  The fund seeks to maintain a stable value of $1.00 per unit and invests principally in short-term government and agencies obligations and repurchase agreements.

(d)
Common collective trust funds are valued based on the NAV of the units held by the Plan as determined by the fund managers on the last day of the Plan year. These investments have not been classified within the fair value hierarchy in accordance with ASU 2015-07.

(e)
Transfers between levels of the fair value hierarchy are recognized at the end of the reporting period. There were no transfers in or out of levels 1, 2, or 3 for the years ended December 31, 2015 and 2014. There have been no significant changes in the methodology used to value investments from prior year.

The following table summarizes the Plan's investments with a reported fair value using NAV per share:

	Fair Value as of December 31,		Unfunded Commitments	Redemption Frequency	Redemption Notice Period *
	2015	2014
Blackrock Government Short-Term Investment Fund	$87,891,344	$—	$—	Daily	None
Blackrock FFI Premier Institutional Fund		92,226,058	—	Daily	None
Northern Trust Collective Aggregate Bond Index Fund - Lending	17,876,582	34,347,638	—	Daily	30 days
Blackrock Extended Equity Market Fund	30,525,272	46,594,144	—	Daily	None
Blackrock EAFE Equity Index Fund	12,394,883	14,262,750	—	Daily	None

* Were the Plan to initiate a full redemption of the investment fund, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

WINDSTREAM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

4. Investments, Continued:

The Windstream Holdings Common Stock Fund is designated as an "employee stock ownership plan" that is intended to qualify as a stock bonus plan. This fund invests primarily in Windstream Holdings common stock. Participants in this fund may elect that dividends received be paid in cash or reinvested in Windstream Holdings common stock.

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying financial statements.

5. Employer Contribution Receivable:

Contributions in the amount of $24,594,420 and $21,940,453 due to the Plan from Windstream had not been funded or allocated among the Plan's investments as of December 31, 2015 and 2014, respectively. The employee contributions receivable were funded in the form of Windstream Holdings common stock, except as required to be made in cash in accordance with collective bargaining agreements. The Windstream Holdings common stock contributed to the Plan was valued based on the closing market price of the shares on February 29, 2016 and March 4, 2015, respectively. Participants can leave the contribution in the Windstream Holdings Common Stock Fund or transfer it into other investment options offered by the Plan.

6. Notes Receivable from Participants:

Participants can borrow from their account balances amounts not to exceed 50 percent of their account balance, up to a maximum loan amount of $50,000 in accordance with section 72(p) of the Code. Such loans must be repaid through payroll deductions within five years, unless used to purchase a principal residence. Principal and interest is paid ratably through payroll deductions over the term of the loan. If a participant's employment terminates with an outstanding loan and the termination was not a result of a divestiture by the Company, the entire loan must be repaid in full. If the loan is not repaid in full, the unpaid portion will be considered taxable income to the individual. Loans are collateralized by the balance in the participant's account and bear interest at rates determined by the Administrator upon execution of the loan. Interest rates on the loans outstanding at December 31, 2015 ranged from 4.25 percent to 9.75 percent. For participant loans issued under the Plan, the interest rate is calculated by adding 2 percent to the published Prime Rate from The Wall Street Journal as of the close of business on the last business day of the month prior to loan issuance. At December 31, 2015, the Prime Rate from The Wall Street Journal was 3.50 percent.

7.  Transfer from Other Plan:

The BOB, LLC 401(k) Plan (the "BOB Plan") was merged into and made a part of the Plan, effective March 2, 2015, and as a result, the trust fund maintained in connection with the BOB Plan was added to the assets of the Plan's trust fund.  The fair value of assets transferred to the Plan was $124,431.  Effective as of the merger date, the general provisions of the Plan will govern with respect to the interests of the participants of the BOB Plan to the extent not inconsistent with any provisions of the BOB Plan that may not be eliminated under Section 411(d)(6) of the Code.

8. Tax Status:

The Plan received a favorable determination letter dated October 6, 2014. However, the letter did not list all of the amendments to the Plan. An amended favorable determination letter to include certain amendments has been requested by the Plan. Effective January 1, 2015, the Plan document was restated incorporating the aforementioned amendments. The Administrator and the Plan's tax counsel have reviewed the Plan's tax-exempt status and analyzed the tax positions taken by the Plan. The Administrator and the Plan's tax counsel believe the Plan is designed and operating in accordance with applicable IRS requirements, and therefore believes the Plan is qualified and is tax-exempt as of the financial statement date for the purposes of Section 401(a) of the Code. Furthermore, the Administrator has concluded there are no uncertain tax positions taken or expected to be taken that would require recognition or disclosure in the financial statements during the year or within the next 12 months. There are currently no audits of the Plan for any tax periods in progress from any taxing authorities. Contributions and income of the Plan are generally not taxable to the participants until withdrawals or distributions are made. The Administrator believes it is no longer subject to income tax examinations for years prior to 2012.

WINDSTREAM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

9. Party-In-Interest Transactions:

Plan investments in the Merrill Lynch Self-Direct Brokerage Account totaled $3,229,495 and $2,877,811 as of December 31, 2015 and 2014, respectively. These investments included shares of mutual funds managed by Merrill Lynch. The Plan also invests in Windstream Holdings common stock. Since Merrill Lynch is the Plan trustee and Windstream is the Plan sponsor, these transactions qualify as exempt party-in-interest transactions. The Plan permits participants to make loans from the Plan in accordance with section 72(p) of the Code.

10. Reconciliation to Form 5500:

As of December 31, 2015 and 2014, the Plan had pending distributions to participants who elected to withdraw from the Plan of $1,178,728 and $1,520,100, respectively. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with accounting principles generally accepted in the United States of America.

The following is a reconciliation of net assets available for benefits per the financial statements to the amounts reflected in the Form 5500 as filed or to be filed by the Company as of December 31:

	2015	2014
Net assets available for benefits per financial statements	$826,179,901	$872,287,148
Accrued benefits payable	(1,178,728)	(1,520,100)
Net assets available for benefits per Form 5500	$825,001,173	$870,767,048

The following is a reconciliation of benefit payments per the financial statements to the amounts reflected in the Form 5500 as filed or to be filed by the Company for the year ended December 31, 2015:

Benefits paid to participants per the financial statements	$98,320,037
Accrued benefits payable - current year	1,178,728
Accrued benefits payable - prior year	(1,520,100)
Benefits paid to participants per Form 5500	$97,978,665

WINDSTREAM 401(k) PLAN
Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
Plan No. 009, EIN 20-0792300
As of December 31, 2015

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost (1)	(e) Current value
	Northern Trust Collective Aggregate Bond Index Fund - Lending	Common collective trust fund		$17,876,582
	Blackrock Extended Equity Market Fund	Common collective trust fund		30,525,272
	Blackrock EAFE Equity Index Fund	Common collective trust fund		12,394,883
	Total common collective trust funds			60,796,737

	Blackrock Government Short-Term Investment Fund	Money market fund		87,891,344
	Total money market fund			87,891,344

	American EuroPacific Growth Fund R6	Mutual fund		93,202,383
	BlackRock Core Bond Portfolio	Mutual fund		84,105,337
	Columbia Small Cap Value Fund	Mutual fund		51,584,250
	Loomis Sayles High Income Fund	Mutual fund		16,227,590
	DWS RREEF Real Estate Securities Fund	Mutual fund		34,266,904
	Pioneer Equity Income Fund	Mutual fund		41,169,508
	Sentinel Small Company Fund	Mutual fund		32,861,831
	Vanguard Institutional Index Fund	Mutual fund		197,454,797
	Vanguard 2015 Target Retirement	Mutual fund		1,641,686
	Vanguard 2020 Target Retirement	Mutual fund		4,979,880
	Vanguard 2025 Target Retirement	Mutual fund		4,715,359
	Vanguard 2030 Target Retirement	Mutual fund		4,350,213
	Vanguard 2035 Target Retirement	Mutual fund		5,366,533
	Vanguard 2040 Target Retirement	Mutual fund		3,577,191
	Vanguard 2045 Target Retirement	Mutual fund		2,487,794
	Vanguard 2050 Target Retirement	Mutual fund		2,273,863
	Vanguard 2055 Target Retirement	Mutual fund		1,637,293
	Vanguard 2060 Target Retirement	Mutual fund		574,634
	Vanguard Target Income Retirement	Mutual fund		361,095
	Total mutual funds			582,838,141

*	Merrill Lynch Self-Direct Brokerage Account	Mutual funds		3,229,495
	Total participant brokerage accounts			3,229,495

*	Communication Sales & Leasing, Inc.	Common stock, $0.0001 par value		28,858,631
*	Windstream Holdings, Inc.	Common stock, $0.0001 par value		13,809,094
	Total common stock			42,667,725

*	Notes receivable from participants	Loans with interest rates ranging from
		4.25 percent to 9.75 percent		21,369,663
	Total investments			$798,793,105
* Indicates a party-in-interest.
(1) Not required, as investments are participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Windstream 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Windstream 401(k) Plan

By:	/s/Robert E. Gunderman
Robert E. Gunderman
Chief Financial Officer
Windstream Services, LLC
June 22, 2016

WINDSTREAM 401(k) PLAN
FORM 11-K
INDEX OF EXHIBITS

Exhibit No.	Description of Exhibits
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm	(a)

(a)	Filed herewith.